Exhibit 99.272

Nextech AR Virtual Events Platform (VXP) Selected to Host The 2021 Ontario Dental Association’s Annual Spring Meeting

●	Leading dental association selects Nextech AR based on their hyper-scalable and immersive 3D and AR experiences
●	Nextech AR’s Virtual Experience Platform (VXP) continues to see accelerating sales momentum with large scale global enterprise customer wins
●	The global virtual events market is expected to reach more than $400B by 2027, growing at a 23% CAGR

Vancouver, B.C., Canada – February 17, 2021 – Nextech AR Solutions (Nextech) (OTCQB: NEXCF) (NEO: NTAR) (FSE: N29), a diversified leading provider of augmented reality (AR), virtual event live streaming experiences plus services for 3D ads, eCommerce, and education, today announced that the Ontario Dental Association (ODA) which represent more than 10,000, or nine in 10, dentists across the province, has selected Nextech AR’s Virtual Experience Platform (VXP) to host this year’s virtual Annual Spring Meeting (ASM21) taking place May 6-8, 2021.

The Annual Spring Meeting is the ODA’s signature event. As the ODA continues to adapt to an ever-changing world of virtual learning and interactivity, it was important to select a robust all-in-one solution that allowed them to host every component of this year’s virtual conference under one platform. Nextech’s deep industry experience and full-service capabilities will allow the ODA to hit the ground running and provide attendees and sponsors alike with a truly unique experience.

Using Nextech’s VXP, attendees will have access to fully interactive immersive discussions featuring a roster of top-notch speakers and keynotes, scalable-secure video-streaming, chat and a number of augmented reality experiences including an interactive Exhibits Floor for sponsors, which will aid in bringing an in-person-like element to attendees’ experience this year. The ODA anticipates approximately 150 exhibitors for the 2021 show, representing small, medium, and large dental manufacturers, distributors, and retailers from around the globe.

Many attendees of ASM21 will be looking to receive continuing education (CE) credits during the event, a process which is challenging to translate to a fully virtual environment. To this end, Nextech’s VXP will utilize AI to enable accurate tracking of attendee journeys through ASM21’s 50+ sessions and virtual workshops to allow for seamless administration of CE credits throughout the entirety of the event.

Evan Gappelberg, CEO of Nextech AR comments, “The ODA’s Annual Spring Meeting is one of the most respected dental conventions in North America and we are delighted to partner with them for this year’s event.” He continues, “Our platform is not just a virtual event platform but a highly secure experiential platform and our partnership with the ODA is just one of the latest examples of how our proprietary features give us a competitive edge allowing us to beat out our competition again and again in the multibillion-dollar virtual events market.”

Nextech’s platforms have serviced dozens of Fortune 500 businesses such as Amazon, Viacom, Johnson and Johnson, Bell Canada, UNESCO, Dell Technologies, Luxottica, Vulcan Inc , Boehringer Ingelheim, TEDx, Grundfos, and Arch Insurance. Security is a core feature of the company which reported a breakthrough in security with the help of Fastly, an edge computing company. Bringing token authentication to the edge greatly enhances security and performance, which is essential for Nextech to collaborate with additional Fortune 500 companies in the near future.

To learn more about Nextech AR, please visit www.Nextechar.com

About the Ontario Dental Association

The ODA has been the voluntary professional association for dentists in Ontario since 1867. Today, we represent more than 10,000, or nine in 10, dentists across the province. The ODA is Ontario's primary source of information on oral health and the dental profession. We advocate for accessible and sustainable optimal oral health for all Ontarians by working with health-care professionals, governments, the private sector and the public. For helpful dental care tips, visit www.youroralhealth.ca

Recent Company Highlights:

●	February 16, 2021: The Company announced it has hired Zak Mcleod formerly of Fastly: FSLY as Senior Director of Sales – EMEA. The company is also pleased to announce that Rory Ganness formerly of Salesforce.com: CRM has joined the Nextech team as Director of Enterprise Sales-North America.
●	February 10, 2021: The Company announced the launch of version 2.0 of its AiR Show app, an application that turns your favorite music artist into a ‘live’ hologram that you can interact with in your living room, providing an immersive and engaging AR experience.
●	February 9, 2021: The Company announced that its Virtual Experience Platform (VXP) will host this year’s virtual Canadian Surgery Forum (CSF) taking place September 21-24, 2021.
●	February 8, 2021: The Company announced the launch of new standardized chat features within its Virtual Experience Platform /VXP) and recently-launched ARoom collaborative streaming solution. Nextech will also offer the chat platform, as a stand-alone SaaS service externally, increasing the company's revenue potential for 2021.
●	February 3, 2021: The Company announced that the Canadian Dairy XPO (CDX) has selected Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 trade show, taking place virtually on April 7-8, 2021.
●	February 1, 2021: The Company announced that it has been invited to Microsoft’s Global Education Partner Summit (GEPS), taking place virtually on February 8-10, 2021.
●	January 29, 2021: The Company announced Society of Physician Leaders (CSPL) has selected Nextech AR’s Platform to host this year’s Canadian Conference on Physician Leadership (CCPL) taking place April 26-29, 2021.
●	January 26, 2021: The Company announced in partnership with ARB Meetings and Events it has signed a six-figure annual contract to supply its InfernoAR video conferencing and virtual events platform to NAMD.
●	January 25, 2021: The Company announced that Strategic Site Selection (SSS), a 15 year old site selection leader in the meeting and events industry, has selected Nextech AR as a preferred channel partner, making Nextech’s industry leading virtual experience platform and services available to SSS clients.
●	January 20, 2021: The Company announced that Microsoft’s Azure Cloud Services platform will be a standard offering across its virtual experience platforms and consumer apps enabling hyper-scalable, secure, and immersive events and applications for users.
●	January 15, 2021: Company has signed a renewal agreement with Poly with an initial value of $470,000 for a six-month term and the potential for additional revenue after the six months.
●	Record Q4 2020 Total Bookings of $7.3 million +275% growth over the same period last year
●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of Nextech.
●	Announced the launch of its ground-breaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.
●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, Nextech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.
●	Coex chooses Nextech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.
●	The Canadian Society of Nephrology (CSN) has chosen Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.
●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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